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                            May 31, 2023

       Yves Decadt
       Chief Executive Officer
       BioLingus (Cayman) Limited
       Grossmatt 6
       CH-6052 Hergiswil NW
       Switzerland

                                                        Re: BioLingus (Cayman)
Limited
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 16,
2023
                                                            CIK No. 0001966522

       Dear Yves Decadt:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your response to prior comment 2 and reissue in part. Please further revise your cover page to quantify
the amounts transferred between the holding company and its
                                                        subsidiaries, as you
have done in your revisions to page 14.
 Yves Decadt
FirstName
BioLingus LastNameYves   Decadt
           (Cayman) Limited
Comapany
May        NameBioLingus (Cayman) Limited
     31, 2023
May 31,
Page 2 2023 Page 2
FirstName LastName
Prospectus Summary
Overview, page 5

2. We note your response to prior comment 5, including your revised disclosure that
         "[a] perpetual and irrevocable license has been granted to all non-metabolic applications from BioLingus IP GmbH to BioLingus IP II GmbH. BioLingus IP GmbH only holds the rights to the metabolic applications." Please revise your disclosure to clarify that
         BioLingus IP GmbH was spun-out in 2019 and you no longer own BioLingus IP GmbH or otherwise advise. In addition, please include the legend referenced in your response when immunology is first referenced on page 84.
Our Products, page 7

3. We note your response to prior comment 7 and revised pipeline table and reissue in part. Your pipeline table should depict when an entire phase of development has been completed. Please tell us why you believe it is appropriate to indicate that you have completed Phase I testing when you are currently conducting a Phase Ib/II trial.
Significant Risk Factors, page 9

4. Please revise your summary risk factors to restore the specific references to risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.
Business, page 84

5. We note your response to prior comment 15, including your revised disclosure and reissue in part. We continue to note claims or conclusions related to the ability of your
         "platform" or product candidates that do not appear to be supported with disclosure relating to specific trials or objective data. For example only, please provide your basis for your statement that you "can stabilize specific peptides and proteins for over 2 years at room temperature." In addition, we note you reference outside publications, such as,
         "(Kleinert et al., 2018)" and "(Smeekins et al, 2021)" but your disclosure does not appear to describe the material details of the studies referenced. Please revise your disclosure to include additional disclosure on the material details of the studies, including, for example only, the sponsor, type of study, trial design and objective results. Our Products, page 87

6. We note your response to prior comment 21 and reissue in part. Please further revise your discussion of the 505(b)(2) regulatory pathway to provide a more fulsome description of the specific, material studies and results you intend to rely on in pursuing this pathway.
         Your revised disclosure should also identify the parties that performed these studies and discuss how the studies were performed.
 Yves Decadt
FirstName
BioLingus LastNameYves   Decadt
           (Cayman) Limited
Comapany
May        NameBioLingus (Cayman) Limited
     31, 2023
May 31,
Page 3 2023 Page 3
FirstName LastName



7. We note your disclosure that your "Liraglutide Sublingual product is currently being evaluated in phase 1b/2a clinical studies." Please update your disclosure to discuss the material details on the trial, including, for example:
             when the trial began;
             the number of expected participants and participants enrolled as of a recent date;
             the location;
             the trial design; and
             the endpoints and any protocols.
8. We note your revised disclosure on page 88, including a table setting forth a discussion of development activities conducted since inception as well as current status of your development. We note your disclosure here, that you are "finalizing pre-clinical data
         package in preparation for phase 1b/2a clinical trial" for    Insulin+
Sublingual.    However,
         your arrow on your pipeline table on page 7 and 87 for    Insulin+
Sublingual    depicts that
         you have not begun preclinical activities. Please correct for this inconsistency or otherwise advise.
9. We note your revised disclosure on page 88, including a table setting forth a discussion of development activities conducted since inception. Please revise your disclosure to describe the specific pharmacodynamic studies that were conducted for each of your material product candidates in development or otherwise advise.
A. License Core Products, page 88

10. We note your reference to certain market research with the product profile of Exenatide
         Sublingual. Please provide us with context and additional detail about the parameters of this survey, including a discussion of the number of doctors you surveyed, the number that responded, when the interviews were conducted, the types of questions that were asked, and how your survey results support your statement that "80% of the patients who currently take the injectable forms would switch to an oral form of these products.
Our Commercialization Strategy, page 88

11. We note your disclosure that "[w]hen Semaglutide oral dosage form is out of patent, it is expected that our Semaglutide Sublingual will take over the market share from Liraglutide
         Sublingual in the established/high price markets." Please update your disclosure to clarify when Semaglutide oral dosage form is "out of patent." In addition, please revise your disclosure to remove any implications that your product candidates will be approved.
Competition, page 90

12. We note your disclosure on page 88 that you may "[r]ely on studies from reference listed drug: Astra Zeneca (exenatide)." Please revise your disclosure here to discuss the competition you may face from Astra Zeneca or otherwise advise.
 Yves Decadt
BioLingus (Cayman) Limited
May 31, 2023
Page 4
Consolidated Financial Statements
Index to Audited Consolidated Financial Statements , page F-1

13. We note the audited financial statements included in the filing are older than 12 months as of May 1, 2023. Since it appears this Form F-1 represents your initial public offering, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to
Item 8.A.4.
Report of Independent Registered Public Accounting Firm, page F-2

14. Please have your auditor explain to us their rationale for labelling the restatement
      paragraph as an "Emphasis of Matter.    We note PCAOB AS 3101.18(e)
requires the
      auditor to include explanatory language (or an explanatory paragraph) in the auditor's report in circumstances when a material misstatement in previously issued financial statements has been corrected. An Emphasis of a Matter paragraph is provided to comply with PCAOB AS 3101.19. Please revise or advise.
       You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.



                                                           Sincerely,
FirstName LastNameYves Decadt
                                                           Division of
Corporation Finance
Comapany NameBioLingus (Cayman) Limited
                                                           Office of Life
Sciences
May 31, 2023 Page 4
cc:       Benjamin Tan, Esq.
FirstName LastName